September 6, 2013

VIA EDGAR

Tia L. Jenkins

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3651

Re:	Urban Outfitters, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2013
Filed April 1, 2013
Form 10-Q for the Fiscal Quarter Ended April 30, 2013
Filed June 10, 2013
File No. 000-22754

Dear Ms. Jenkins:

As our outside securities counsel has discussed with Mr. McAllister this afternoon, we respectfully request an extension of time to respond to the comment in your letter dated August 29, 2013 with respect to the Staff’s review of the Form 10-K and Form 10-Q referenced above.

We are currently finalizing our second quarter Form 10-Q, and we are therefore requesting this extension to allow us additional time to carefully consider the item mentioned in the Staff’s comment letter. As indicated to Mr. McAllister, we intend to provide our response on or before September 20, 2013.

Thank you for your consideration.

Very truly yours,

/s/ Francis J. Conforti
Francis J. Conforti
Chief Financial Officer